                                                                    Exhibit 99.2


                                 BANK OF BERMUDA
                                FINANCIAL SUMMARY
       (Unaudited, in U.S. dollars in millions, except per share amounts)

                                                                               For the Quarter
                                                                               ---------------
  For the Year                                                       2002                       2003
  ------------                                               --------------------          ---------------
  2001    2002                                               2nd     3rd      4th          1st        2ND
  ----    ----                                               ---     ---      ---          ---        ---
                   U.S. GAAP EARNINGS
 60.1      77.7    Net income                               20.4     14.1     16.6         21.6       20.6

                   EARNINGS PER SHARE
 2.00      2.62    -Basic (a)                               0.68     0.48     0.57         0.75       0.72
 1.91      2.53    -Diluted (a)                             0.65     0.46     0.56         0.73       0.71
-----     -----                                            -----    -----    -----        -----      -----
                   U.S. GAAP OPERATING RESULTS(b)

257.0     264.2    Non-interest income                      66.8     66.6     67.1         66.7       71.9
195.0     177.7    Net interest income after loan losses    44.2     46.7     43.6         39.4       39.5
 (8.2)    (21.0)   Investment income (loss)                 (4.9)   (13.1)    (1.5)         1.0        1.5
-----     -----                                            -----    -----    -----        -----      -----
443.8     420.9        Total revenues                      106.1    100.2    109.2        107.1      112.9

377.0     337.0    Operating expenses                       83.9     84.0     92.5         84.0       90.7
  6.7       6.2    Income taxes                              1.8      2.1      0.1          1.5        1.6
-----     -----                                            -----    -----    -----        -----      -----
 60.1      77.7    Net Income                               20.4     14.1     16.6         21.6       20.6
=====     =====                                            =====    =====    =====        =====      =====

-----     -----                                            -----    -----    -----        -----      -----
  9.5%     11.9%   RETURN ON EQUITY (c)                     12.5%     8.6%    10.0%        13.1%      12.4%
-----     -----                                            -----    -----    -----        -----      -----

                   STOCK PRICE / DIVIDEND RATIOS

 0.98      1.08    Cash dividends per share                 0.27     0.27     0.27         0.29       0.29
 51.3%     42.7%   Dividend payout ratio (d)                41.5%    58.4%    48.2%        39.7%      40.8%
48.00     31.90    Closing stock price                     44.75    32.60    31.90        34.36      34.99
21.04     22.84    Book value per share                    22.07    22.48    22.84        23.07      23.68

Key:  (a)   Basic earnings per share is the result of dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.

      (b)   Non-Core items are shown on page (3).

      (c) Return on average common equity has been calculated by dividing Net Income by average Shareholders' Equity. Quarterly amounts have been annualised based on the average of quarter-end balances.

      (d) Dividend payout ratio has been calculated based on cash dividends per share divided by diluted net income per share.

                                Page (1) of (9)

                                 BANK OF BERMUDA
                  CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
                    (Unaudited, in U.S. dollars in thousands)


                                                                                              For the Quarter
                                                                                              ---------------
   For the Year                                                                         2002                   2003
   ------------                                                             --------------------------    ----------------
 2001      2002                                                               2nd        3rd      4th      1st       2ND
 ----      ----                                                               ---        ---      ---      ---       ---
                    REVENUE
                    Non-interest income
117,682   126,152     Global fund services                                  32,182    32,203    30,755    31,829    33,339
 30,427    30,323     Private trust services                                 7,818     7,500     7,235     7,684     8,013
 40,736    40,779     Investment services                                   10,601     9,859     9,909     9,412     9,611
 42,394    42,365     Foreign exchange earnings                             10,469    10,923    11,566    11,704    14,088
 24,395    23,163     Banking services                                       5,860     6,076     5,923     6,078     6,881
  1,343     1,474     Other non-interest income/(loss)                        (105)       (1)    1,757         7         3
-------   -------                                                          -------   -------   -------   -------   -------
256,977   264,256       Total non-interest income                           66,825    66,560    67,145    66,714    71,935
-------   -------                                                          -------   -------   -------   -------   -------
                    Interest income
159,091    73,734     Interest on deposits                                  19,640    21,137    16,836    15,598    16,175
104,171    89,260     Interest on loans                                     23,030    22,401    22,196    21,632    22,670
191,291    87,499     Interest on marketable securities - AFS               20,404    20,821    21,523    21,517    20,178
 32,659    50,278     Interest on marketable securities - trading           13,536    13,088    10,196     4,902     5,052
-------   -------                                                          -------   -------   -------   -------   -------
487,212   300,771       Total interest income                               76,610    77,447    70,751    63,649    64,075

289,538   124,997   Interest expense                                        32,669    32,206    27,080    23,446    23,304
-------   -------                                                          -------   -------   -------   -------   -------
197,674   175,774   Net interest income                                     43,941    45,241    43,671    40,203    40,771
 (2,662)    1,971   Provision for loan losses (recovery for loan losses)       287     1,429       (51)     (753)   (1,268)
-------   -------                                                          -------   -------   -------   -------   -------
195,012   177,745   Net interest income after loan losses                   44,228    46,670    43,620    39,450    39,503
 (6,538)  (24,900)  Investment loss - trading portfolio                     (6,716)  (12,859)   (3,092)   (2,022)   (3,356)
 (1,643)    3,896   Investment and other income/(loss)                       1,718      (138)    1,600     2,987     4,828
-------   -------                                                          -------   -------   -------   -------   -------
443,808   420,997       Total revenue                                      106,055   100,233   109,273   107,129   112,910
-------   -------                                                          -------   -------   -------   -------   -------

                    OPERATING EXPENSES
161,359   181,940   Salaries                                                44,937    44,888    46,962    45,467    46,640
 51,858    58,373   Pension and staff benefits                              13,727    14,493    17,242    15,115    13,647
 28,613    27,723   Property                                                 6,799     6,883     7,332     7,066     6,995
 39,800    41,129   Systems and communications                              10,325    10,189    11,246    10,737    11,915
 95,330    27,941   Corporate, marketing, and other                          8,122     7,590     9,729     5,585    11,531
-------   -------                                                          -------   -------   -------   -------   -------
376,960   337,106       Total operating expenses                            83,910    84,043    92,511    83,970    90,728
-------   -------                                                          -------   -------   -------   -------   -------
 66,848    83,891   NET INCOME, BEFORE INCOME TAXES                         22,145    16,190    16,762    23,159    22,182

  6,771     6,233   Income taxes                                             1,760     2,130       168     1,547     1,619
-------   -------                                                          -------   -------   -------   -------   -------
 60,077    77,658   NET INCOME                                              20,385    14,060    16,594    21,612    20,563
=======   =======                                                          =======   =======   =======   =======   =======

                                Page (2) of (9)

                                 BANK OF BERMUDA
                                 NON-CORE ITEMS
                    (Unaudited, in U.S. dollars in thousands)

                                                                                                     For the Quarter
                                                                                                     ---------------
  For the Year                                                                                     2002                 2003
  ------------                                                                              -------------------   --------------
 2001       2002                                                                            2nd     3rd     4th     1st      2ND
 ----       ----                                                                            ---     ---     ---     ---      ---
                   NON-CORE ITEMS
 (9,615)    (954)  Non-Core investment loss                                           (a)    -      (954)    -        -        -
  2,300        -   First Atlantic Commerce                                            (b)    -         -     -        -        -
(43,437)   5,453   Net recovery / (provision) for litigation                          (c)    -         -     -    3,500        -
  9,330     (709)  Adjustments to performance-related compensation due to litigation  (d)    -         -     -     (296)       -
  4,068        -   Pension credit                                                     (e)    -         -     -        -        -
      -   (1,500)  Restructuring charge                                               (f)    -         -     -        -        -
 (7,699)       -   Cancelled start-up costs                                           (g)    -         -     -        -        -
      -    1,291   Gain on sale of property                                           (h)    -     1,291     -        -      649
      -   (2,472)  Loss on impairment of property                                     (i)    -    (2,472)    -        -        -
-------    -----                                                                            --    ------    --    -----      ---
(45,053)   1,109   Total Non-Core items                                                      -    (2,135)    -    3,204      649
=======    =====                                                                            ==    ======    ==    =====      ===

Key:  Item (a) is included in Investment and other income / (loss)

      Item (b) is included in Investment and other income / (loss)

      Item (c) is included in Corporate, marketing and other

      Item (d) is included in Salaries

      Item (e) is included in Pension and staff benefits

      Item (f) is included in Salaries

      Item (g) is included in Corporate, marketing and other, in Staff benefits and in Property

      Item (h) is included in Investment and other income / (loss)

      Item (i) is included in Investment and other income / (loss)

                                Page (3) of (9)

                                 BANK OF BERMUDA
                                 PER SHARE DATA
       (Unaudited, in U.S. dollars in thousands, except per share amounts)

                                                                                                        For the Quarter
                                                                                                        ---------------
   For the Year                                                                                   2002                2003
   ------------                                                                        ------------------------   ----------------
  2001    2002                                                                           2nd      3rd      4th      1st       2ND
  ----    ----                                                                           ---      ---      ---      ---       ---
                   U.S. GAAP EARNINGS PER SHARE
  2.00     2.62    -Basic (a)                                                            0.68     0.48     0.57     0.75      0.72
  1.91     2.53    -Diluted (a)                                                          0.65     0.46     0.56     0.73      0.71
------   ------                                                                        ------   ------   ------   ------    ------
                   NON-CORE ITEMS(b)
 (0.31)   (0.03)   Non-Core investment loss                                                 -    (0.03)       -        -         -
  0.07        -    First Atlantic Commerce                                                  -        -        -        -         -
 (1.38)    0.17    Net recovery / (provision) for litigation                                -        -        -     0.12         -
  0.30    (0.02)   Adjustments to performance-related compensation due to litigation        -        -        -    (0.01)        -
  0.13        -    Pension credit                                                           -        -        -        -         -
     -    (0.05)   Restructuring charge                                                     -        -        -        -         -
 (0.25)       -    Cancelled start-up costs                                                 -        -        -        -         -
     -     0.04    Gain on sale of property                                                 -     0.04        -        -      0.02
     -    (0.08)   Loss on impairment of property                                           -    (0.08)       -        -         -
------   ------                                                                        ------   ------   ------   ------    ------
 (1.44)    0.03    Total Non-Core items                                                     -    (0.07)       -     0.11      0.02
------   ------                                                                        ------   ------   ------   ------    ------
                   AVERAGE SHARES OUTSTANDING
29,977   29,601    -Basic                                                              29,814   29,441   29,225   28,746    28,381
31,386   30,691    -Diluted                                                            31,215   30,412   29,894   29,485    29,151

  0.98     1.08    CASH DIVIDENDS PER SHARE                                              0.27     0.27     0.27     0.29      0.29

                   SHARE PRICE
 50.23    50.00    High                                                                 50.00    45.50    33.74    34.82     35.73
 34.55    26.75    Low                                                                  43.50    29.90    26.75    30.10     32.75
 48.00    31.90    Period End                                                           44.75    32.60    31.90    34.36     34.99

Key:  (a)   Basic earnings per share is the result of dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed in accordance with the Treasury Stock method for dilutive securities as set out in SFAS 128.

      (b) The following per share figures show the effect of non-core items on diluted earnings per share.

                                Page (4) of (9)

                                 BANK OF BERMUDA
                           CONSOLIDATED BALANCE SHEET
                    (Unaudited, in U.S. dollars in millions)

                                                                                                 For the Quarter
                                                                                                 ---------------
    For the Year                                                                         2002                     2003
    ------------                                                            ------------------------------   -------------------
  2001       2002                                                            2nd         3rd        4th        1st        2ND
  ----       ----                                                            ---         ---        ---        ---        ---
                      ASSETS
 3,570.0    4,677.0   Cash and deposits with banks                          4,013.3     3,555.7    4,677.0    3,339.5    3,899.8
 5,467.9    4,369.9   Marketable securities                                 4,529.7     4,724.2    4,369.9    4,450.0    4,709.9
 1,477.6    1,768.3   Loans, less allowance for loan losses                 1,714.5     1,663.3    1,768.3    1,827.4    1,987.5
   139.1      145.3   Premises and equipment                                  140.2       140.3      145.3      148.7      143.6
    36.2       29.5   Accrued interest                                         32.2        28.3       29.5       24.4       19.1
   117.3      100.0   Other assets                                            128.3       123.1      100.0      374.5      186.8
--------   --------                                                        --------    --------   --------   --------   --------
10,808.1   11,090.0            Total assets                                10,558.2    10,234.9   11,090.0   10,164.5   10,946.7
========   ========                                                        ========    ========   ========   ========   ========
                      LIABILITIES
                      Customer deposits
 5,356.8    6,269.5     Demand                                              5,698.1     5,343.6    6,269.5    5,611.2    6,655.5
 4,586.6    3,895.7     Term                                                3,943.0     4,050.1    3,895.7    3,698.5    3,205.5
--------   --------                                                        --------    --------   --------   --------   --------
 9,943.4   10,165.2       Total customer deposits                           9,641.1     9,393.7   10,165.2    9,309.7    9,861.0
    17.7       12.7   Accrued interest                                         15.3        11.9       12.7        8.0       44.7
   217.7      249.9   Other liabilities                                       248.6       169.0      249.9      193.9      365.6
--------   --------                                                        --------    --------   --------   --------   --------
10,178.8   10,427.8       Total liabilities                                 9,905.0     9,574.6   10,427.8    9,511.6   10,271.3
--------   --------                                                        --------    --------   --------   --------   --------
                      SHAREHOLDERS' EQUITY
    29.9       29.0     Common share capital                                   29.6        29.4       29.0       28.3       28.5
   422.2      384.5     Share premium                                         405.9       397.8      384.5      362.9      365.7
   (20.3)       5.9     Accumulated other comprehensive income / (loss)       (10.4)       (1.1)       5.9        5.7       13.0
   197.5      242.8     Retained earnings                                     228.1       234.2      242.8      256.0      268.2
--------   --------                                                        --------    --------   --------   --------   --------
   629.3      662.2       Total shareholders' equity                          653.2       660.3      662.2      652.9      675.4
--------   --------                                                        --------    --------   --------   --------   --------
10,808.1   11,090.0           Total Liabilities and Shareholders' Equity   10,558.2    10,234.9   11,090.0   10,164.5   10,946.7
========   ========                                                        ========    ========   ========   ========   ========

                      IMPAIRED LOANS
    25.7       20.2   Loans                                                    22.6        24.4       20.2       20.8       22.8
                      Related allowances for loan losses
     7.5        3.8   - Specific                                                5.8         5.5        3.8        3.7        3.4
    20.1       20.6   - General                                                21.1        20.9       20.6       21.7       23.2
--------   --------                                                        --------    --------   --------   --------   --------
    27.6       24.4       Total                                                26.9        26.4       24.4       25.4       26.6
========   ========                                                        ========    ========   ========   ========   ========
     107%       121%  Coverage ratio                                            119%        108%       121%       122%       117%

     1.1        1.2   Net charge offs / (recoveries)                           (0.2)       (0.9)       2.1       (0.2)       0.1

                      CAPITAL RATIOS
    15.3%      14.9%  Tier I                                                   14.8%       15.2%      14.9%      14.8%      15.0%
    15.8%      15.4%  Total capital                                            15.3%       15.7%      15.4%      15.3%      15.5%

                                Page (5) of (9)

                                 BANK OF BERMUDA
                         CHANGES IN SHAREHOLDERS' EQUITY
                    (Unaudited, in U.S. dollars in millions)

                                                                                                      For the Quarter
                                                                                                      ---------------
 For the Year                                                                                     2002                   2003
 ------------                                                                           ------------------------    --------------
 2001     2002                                                                           2nd      3rd      4th       1st      2ND
 ----     ----                                                                           ---      ---      ---       ---      ---
626.4     629.3    Balance, beginning of period                                         648.9    653.2     660.3    662.2    652.9
 60.1      77.7    Net income                                                            20.4     14.1      16.6     21.6     20.6
                   Common shares issued
  5.8       4.7     - through dividend reinvestment plan                                  1.3      1.0       1.0      1.0      1.0
  5.9       3.4     - through employee incentive plans                                    1.1      0.8      (1.5)    (0.4)     3.1
(19.3)    (52.1)   Shares repurchased and cancelled                                     (15.9)   (13.2)    (17.2)   (14.8)    (2.1)
  1.9       5.3    Common shares held by affiliates                                      (1.8)     3.1       4.0     (8.1)     1.0
(18.2)     14.7    Net unrealised gains/(losses) on available for sale securities        (0.5)     6.8       3.8      1.6      2.9
(30.0)    (32.3)   Cash dividends paid                                                   (8.1)    (8.0)     (8.0)    (8.4)    (8.4)
 (2.7)     11.5    Translation gain/(loss)                                                7.8      2.5       3.2     (1.8)     4.4
 (0.6)        -    Stamp duty on stock dividend                                             -        -         -        -        -
-----     -----                                                                         -----    -----     -----    -----    -----
629.3     662.2    Balance, end of period                                               653.2    660.3     662.2    652.9    675.4
=====     =====                                                                         =====    =====     =====    =====    =====


Key   *     In U.S. dollars except the Bank's share capital denominated in
            Bermuda dollars on the basis that Bermuda dollars are on par with United States dollars. (1 Bermuda dollar = 1 United States dollar)

                                Page (6) of (9)

                                 BANK OF BERMUDA
                              AVERAGE BALANCE SHEET
                    (Unaudited, in U.S. dollars in millions)

                                                       For the Year
                                                       ------------
                                                     2001             2002
                                               ----------------  ----------------
                                               Average  Average  Average  Average
                                               Balance   Rate    Balance   Rate
                                               -------   ----    -------   ----
ASSETS
Deposits with banks                             4,090     3.89%    3,180   2.30%
Marketable securities
      - AFS  (interest earning)                 4,105     4.66%    3,411   2.57%
      - Trading                                   623     5.24%    1,257   4.00%
Loans
    Bermuda                                     1,162     7.19%    1,297   5.84%
    International                                 321     6.43%      380   3.71%
                                               ------     ----     -----   ----
Total interest earning assets                  10,301     4.73%    9,525   3.16%
                                               ------     ----     -----   ----

Cash due from banks                                37                 47
Marketable securities
      - AFS non-interest earning                  123                 98
Other assets                                      366                310
                                               ------              -----
    Total assets                               10,827              9,980
                                               ======              =====
 LIABILITIES
Customer deposits
    Bermuda       - Demand                      2,273     1.73%    2,375   0.75%
                  - Term                        2,706     3.58%    2,228   2.08%
    International - Demand                      2,221     2.42%    2,330   0.92%
                  - Term                        2,485     4.01%    1,895   2.08%
                                               ------     ----     -----   ----
Total interest bearing deposits                 9,685     2.99%    8,828   1.41%
Securities lending agreements                       1     0.00%       15   2.22%
                                               ------     ----     -----   ----
Total interest bearing liabilities              9,686     2.99%    8,843   1.41%

Non interest bearing deposits                     221                248
Other liabilities                                 274                236
SHAREHOLDERS' EQUITY                              646                653
                                               ------              -----
    Total liab. & shareholders' equity         10,827              9,980
                                               ======              =====
NET INTEREST MARGIN
    Interest income / earning assets                      4.73%            3.16%
    Interest expense / earning assets                     2.81%            1.31%
                                                          ----             ----
    Net interest margin                                   1.92%            1.85%
                                                          ====             ====

                                Page (7) of (9)

                                                                                      For the Quarter
                                                                                      ---------------
                                                               2002                                      2003
                                        ------------------------------------------------------   -----------------------------------
                                              2nd                3rd               4th                  1st                2ND
                                              ---                ---               ---                  ---                ---
                                        Average  Average   Average  Average  Average   Average   Average  Average   AVERAGE  AVERAGE
                                        Balance   Rate     Balance    Rate   Balance    Rate     Balance    Rate    BALANCE   RATE
                                        -------   ----     -------    ----   -------    ----     -------    ----    -------   ----
ASSETS
Deposits with banks                       3,452   2.25%      3,490   2.39%    3,206     2.13%      3,443    1.84%    3,522    1.84%
Marketable securities
      - AFS  (interest earning)           3,060   2.67%      3,226   2.56%    3,466     2.46%      4,048    2.15%    4,036    2.01%
      - Trading                           1,326   4.09%      1,328   3.91%    1,062     3.81%        501    3.97%      502    4.03%
Loans
    Bermuda                               1,262   6.13% *    1,314   5.77%    1,347     5.60%      1,436    5.34%    1,479    5.32%
    International                           436   3.65%        370   3.65%      363     3.72%        338    3.24%      362    3.43%
                                         ------   ----      ------   ----     -----     ----      ------    ----    ------    ----
Total interest earning assets             9,536   3.22%      9,728   3.16%    9,444     3.00%      9,766    2.64%    9,901    2.60%
                                         ------   ----      ------   ----     -----     ----      ------    ----    ------    ----
Cash due from banks                          50                 52               56                   78                27
Marketable securities
      - AFS non-interest earning             97                110               84                   82                42
Other assets                                353                228              250                  267               272
                                         ------             ------            -----               ------            ------
    Total assets                         10,036             10,118            9,834               10,193            10,242
                                         ======             ======            =====               ======            ======
 LIABILITIES
Customer deposits
    Bermuda       - Demand                2,274   0.82%      2,503   0.73%    2,511     0.62%      2,575    0.54%    2,589    0.53%
                  - Term                  2,201   2.21%      2,283   2.10%    2,207     1.92%      2,269    1.61%    2,080    1.64%
    International - Demand                2,373   0.95%      2,458   0.94%    2,348     0.81%      2,571    0.66%    2,840    0.68%
                  - Term                  1,997   2.02%      1,793   2.12%    1,724     1.89%      1,642    1.65%    1,480    1.76%
                                         ------   ----      ------   ----     -----     ----      ------    ----    ------    ----
Total interest bearing deposits           8,845   1.47%      9,037   1.41%    8,790     1.25%      9,057    1.04%    8,989    1.04%
Securities lending agreements                31   2.21%         17   1.20%        1     0.00%         31    0.78%       35    0.69%
                                         ------   ----      ------   ----     -----     ----      ------    ----    ------    ----
Total interest bearing liabilities        8,876   1.48%      9,054   1.41%    8,791     1.25%      9,088    1.04%    9,024    1.03%

Non interest bearing deposits               243                247              257                  328               340
Other liabilities                           269                163              129                  118               218
SHAREHOLDERS' EQUITY                        648                654              657                  659               660
                                         ------             ------            -----               ------            ------
    Total liab. & shareholders' equity   10,036             10,118            9,834               10,193            10,242
                                         ======             ======            =====               ======            ======
NET INTEREST MARGIN
    Interest income / earning assets              3.22%              3.16%              3.00%               2.64%             2.60%
    Interest expense / earning assets             1.37%              1.31%              1.16%               0.97%             0.94%
                                                  ----               ----               ----                ----              ----
    Net interest margin                           1.85% *            1.85%              1.84%               1.67%             1.66%
                                                  ====               ====               ====                ====              ====

Key   *     Quarter 2 of 2002 interest income includes $1.1 million
            recovery of accumulated unaccrued interest on a non-performing loan in Bermuda. The net interest margin would have been 1.80% without this recovery. The net interest margin would have been 1.80% without this recovery.

                                Page (8) of (9)

                                 BANK OF BERMUDA
                          TRADING PORTFOLIO PERFORMANCE
                    (Unaudited in U.S. Dollars in thousands)

                                                For the Year
                                                ------------
                                         2001              2002
                                         ----              ----
Average trading portfolio balance       623,000           1,257,000
                                        =======           =========
Gross interest income                    32,659   5.24%      50,278   4.00%

Investment loss on trading portfolio *   (5,569)            (23,074)
                                        -------           ---------
Interest after investment loss           27,090   4.34%      27,204   2.16%

Management fees *                          (969)             (1,826)
                                        -------           ---------
Net performance of trading portfolio     26,121   4.19%      25,378   2.02%
                                        =======           =========

                                                                                 For the Quarter
                                                                                 ---------------
                                                            2002                                            2003
                                        -----------------------------------------------   ----------------------------------------
                                            2nd              3rd                4th                 1st               2ND
                                            ---              ---                ---                 ---               ---
Average trading portfolio balance       1,326,000          1,328,000          1,062,000          500,565           502,214
                                         ========          =========          =========          =======           =======
Gross interest income                      13,536   4.09%     13,088   3.91%     10,196   3.81%    4,902    3.97%    5,052    4.03%

Investment loss on trading portfolio *     (6,260)           (12,406)            (2,728)          (1,745)           (3,094)
                                         --------          ---------          ---------          -------           -------
Interest after investment loss              7,276   2.20%        682   0.20%      7,468   2.79%    3,157    2.56%    1,958    1.56%

Management fees *                            (456)              (453)              (364)            (277)             (262)
                                         --------          ---------          ---------          -------           -------
Net performance of trading portfolio        6,820   2.06%        229   0.07%      7,104   2.65%    2,880    2.33%    1,696    1.35%
                                         ========          =========          =========          =======           =======

Key   *     Items included in Investment loss - trading portfolio in the
            Consolidated Statement of Income.

                                 Page (9) of (9)